Morgan Stanley Tangible Asset  Fund L.P.

January 1998
Monthly Report

Morgan Stanley Tangible Asset fund L.P.
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     Year           Return
     1998 (1 month)                  1.3%

Inception-to-Date Return:            1.3%


Demeter Management Corporation
Two World Trade Center, 62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report
January 1998

Dear Limited Partner:

This marks the first monthly report to Limited Partners for the Morgan Stanley Tangible Asset Fund L.P. Each month a report providing a brief synopsis of market activity and unaudited financial statements will be distributed to all Limited Partners. An annual report providing audited financial statements and a summary of trading activity for the calendar year will also be provided at the conclusion of each calendar year.

The Morgan Stanley Tangible Asset Fund L.P. began trading
January 2, 1998 at a Net Asset Value per Unit of $10.00 and as of January 31, 1998 was $10.13, up 1.27% for the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner



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Morgan Stanley Tangible Asset Fund L.P.
Monthly Report of the Trading Manager
January 1998

The Morgan Stanley Tangible Asset Fund L.P. was up 1.27% for the month of January, its first month of trading.

The fallout from the Asian currency crisis put downward pressure on prices of many of the worldOs commodities as 1997 drew to a close. This selling pressure continued into the first half of January before finally abating.

While we would expect some of the longer term impact of the Asian situation to be felt by the base metals markets due to the large number of development projects which may be significantly delayed or canceled, pricing in these markets has rapidly adjusted to this lower level of expected demand. During January the prices of most base metals moved lower. Nickel declined during the month by 11.15%, lead lost 8.30% of its value, tin fell by 3.92% and aluminum slipped by 1.73%.

Base metals were not alone in facing downward price pressure as the Asian situation unfolded, but we believe revisions with respect to estimates for Asian demand are likely to be less severe than initially thought for most other commodities, particularly grains and livestock.

The uncertainty surrounding developments in Asia were not the only events impacting commodity prices during January. Energy markets, in particular, were impacted by events from other areas of the globe. Concerns over Iraq's refusal to grant United Nations weapons inspectors access to certain suspected weapons sites, and the potential military response that such refusal might prompt, provided some support to crude oil and refined petroleum product prices. However, unseasonably warm weather during the month, in which almost the entire United States experienced above average temperatures, significantly reduced demand for energy for heating purposes. In sum, the downward price pressure from the atypical weather conditions dominated the market and petroleum prices declined across the board (crude oil: - 4.54%, heating oil:
-4.30%, unleaded gasoline: -1.64%). Both tensions with Iraq and the warm temperatures in the United States have continued into February, but it is not yet clear what path energy prices will follow.

Grain markets were mixed during January.
The soybean complex fell in price in the face of good growing conditions in South America, while wheat and corn rose modestly with improving expectations for demand.

We are pleased to have been able to position our portfolio to generate a gain in conditions that were unfavorable to several of the markets we trade. We appreciate your investment in MSTAF and look forward to the opportunities that we believe are likely to develop in the months ahead.


Morgan Stanley Commodities Management, Inc.

Note: Investors are cautioned that past results are not necessarily indicative of future results.







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
Morgan Stanley Tangible Fund L.P.
Statement of Operations
For the Month Ended January 31, 1998
(Unaudited)
                                               Percent of Initial
                                    Amount      Net Asset Value
                                       $           %
REVENUES
Trading Profit (Loss):
  Realized                           (11,299)    (.04)
  Net change in unrealized           461,203      1.79

  Total Trading Results              449,904     1.75
Interest Income (MS & Co.)            90,250      .35

  Total Revenues                     540,154     2.10

EXPENSES
Brokerage fee (DWR/MS & Co.)          78,283      .30
Incentive fee (MSCM)                  59,311      .23
Management fee (MSCM)                 53,619      .22
Service fee (Demeter)                 21,447      .08

  Total Expenses                     212,660      .83

NET INCOME                           327,494     1.27


Statement of Changes in Net Asset Value
For the Month Ended January 31, 1998
(Unaudited)
Percent of
Initial
                         Amount      Per Unit     Net Asset
Value
                                     $            $
Subscriptions
January 2, 1998
(2,573,686.803 Units)    25,736,868  10.00        100.00

Net Income               327,494     .13          1.27

Redemptions
(500.000 Units)          (5,065)     10.13        (.02)

Net Asset Value
January 31, 1998
(2,573,186.803 Units)    26,059,297  10.13        101.25

Subscriptions
February 2, 1998
(579,549.496 Units)      5,870,837   10.13        22.81

Net Asset Value,
February 2, 1998
(3,152,736.299 Units)    31,930,134  10.13        124.06


The accompanying notes are an integral part of these financial statements.

Morgan Stanley Tangible Asset Fund L.P. Notes to Financial
Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Tangible Asset Fund L.P. (the
"Partnership") is a limited partnership organized to engage primarily in speculative trading of futures contracts in metals, energy and agricultural markets. The general partner for the Partnership is Demeter Management
Corporation ("Demeter").  The commodity brokers are Morgan
Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley &
Co. International Limited ("MSIL") the "Commodity Brokers".
The trading advisor is Morgan Stanley Commodities
Management, Inc. ("MSCM"). MSCM, the commodity brokers and Demeter are wholly-owned subsidiaries of Morgan Stanley, Dean Witter, Discover & Co.("MSDWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - MS & Co. will credit the Partnership at each month-end with interest income as if 80% of the Partnership's average daily Net Assets for the month were invested at a rate based on U.S. Treasury Bills. For purpose of such interest payments, Net Assets do not include monies due to the Partnership on or with respect to futures interests but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees are accrued at a monthly rate of 1/12 of 3.65% of the Net Assets, as defined, as of the first day of each month(a
3.65% annual rate). Such fees are for all costs of executing trades by the Partnership, including exchange fees, clearing house fees, NFA fees, "give-ups" or transfer fees and any costs associated with taking delivery of commodities.

Service Fee - The Partnership will pay Demeter a monthly service fee equal to 1/12 of 1% per month (a 1% annual rate) of the Partnership's Net Assets, as defined, as of the first day of each month.

Operating Expenses - The Partnership incurs monthly management fees and may incur incentive fees as described in
Note 2.  All administrative expenses are borne by Demeter.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.
Offering of Units - Additional units of limited partnership interest are being offered to the public at a price equal to 100% of the net asset value as of the close of business on the last day of the month immediately preceding the closings currently scheduled for February 2, 1998, March 2, 1998 and
April 1, 1998.




Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements-(Continued)

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit effective as of the last day of the sixth month following the closing at which a person first becomes a Limited
Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the last day of the eleventh month after such Units were purchased will be subject to a redemption charge to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the eleventh month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value per Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool are not subject to the six month holding period or the redemption charges.
Dissolution of the Partnership - The Partnership will terminate on December 31, 2027 or at an earlier date if certain conditions occur as defined in the Partnership's
Limited Partnership Agreement.

2.  Related Party Transactions

The Partnership pays brokerage commissions to the Commodity
Brokers and a service fee to Demeter as described in Note 1.
The Partnership's cash is on deposit with MS & Co. and MSIL in commodity trading accounts to meet margin requirements as needed. MS & Co. pays interest on these funds as described in Note 1.
Compensation to the Trading Advisor by the Partnership consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/24 of 1% of the Net Assets on the first day of each month (a 2.5% annual rate).

Incentive Fee - The Partnership will pay an annual incentive fee equal to 20% of the "Trading Profits" as defined as of the end of each calendar year. Such incentive fee is accrued in each month in which "Trading Profits" occur. In those months in which trading profits are negative, previous accruals, if any, during the incentive period will be reduced. Any accrued incentive fees with respect to Units redeemed at the end of a month that is not the end of a calendar year will be deducted and paid to the Trading
Advisor at the time of such redemption.

3.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior
Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by Dean Witter Reynolds ("DWR"). Named defendants include DWR, Demeter, Dean Witter Futures &
Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On
June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme





Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements-(Continued)

Court of the State of New York, New York County, and on
November 14, 1996 in the Superior Court of the State of
Delaware, New Castle County against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The
Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean
Witter Parties.



